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Brick Work

Point and Click. We underwrite and generate what you can build on your property.



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INVEST IN **BRICK WORK**

Brick Work unlocks development potential for properties by interpreting zoning.

LEAD INVESTOR



Filip Niculete

I think SB-9 in Los Angeles will be a game changer. It will provide more housing, especially affordable housing, which the city desperately needs. I believe this will also create more affordable for sale product in areas that up to this point presented a high barrier to entry for the first time home buyer. It will also create opportunities to build for rent properties and open the door to many more investors. This will allow Brickwork to be one of the first groups targeting these properties at scale and they will able to do so with their technology and market knowledge.

Invested $1,000 this round & $20,000 previously

brickwork.la Los Angeles CA Technology B2B SaaS B2C Minority Founder

Highlights

1. 🗺️Our digital map integrates newly passed housing bills to prospect for development.

2. 💰 10x projected revenue growth (can't be guaranteed).

3. Help homeowners utilize a new CA housing bill SB-9 to split lots and build duplexes

4. 🌳 Our solution is environmentally friendly, cost effective, and sustainable in the long-term

5. 🏆 Founded by serial entrepreneurs with 16+ years of land use consultation experience

Our Team



John Jung Co-Founder

Served US Army 82nd Airborne deployed to two peacekeeping missions. Started Trupath Lending a fintech mortgage start-up.



Alexander Irvine CEO

Founder of Irvine & Associates, Inc. with over 16 years experience as a land use consultant in the City of Los Angeles, has entitled several commercial and residential projects throughout the city.



Anton Amirkhanian Land Use Analyst

Land Use Analyst for Brick Work. Works with team to create SB9, ADU, and Multifamily reports. Graduated from USC with a Bachelor of Science in Urban Planning.



Carlos Lovato Senior Analyst

Leads the analyst team at Brick Work to provide accurate Property and ADU reports. Graduated from UCLA for undergrad and USC for a Master's of Planning degree.



Anahi Chavarria Analyst

Current undergraduate student at USC pursuing a degree in Geodesign with a minor in Landscape Architecture



Sergio Gardea GIS Analyst

Lead consultant in GIS for Brick Work. Graduated from Cal Poly Pomona with a Bachelor of Science in Geography with a GIS emphasis.



Imani Etile Architectural Intern

Undergraduate student pursuing a Bachelor in Science of Architecture at the University of Southern California.



John Jung

Co-founder of Brick Work. Loan and real estate brokerage owner at Trupath. Laser focused on housing solutions in CA and abroad!

Rapidly Growing Housing Crisis



brickwork

POINT AND CLICK. WE UNDERWRITE AND GENERATE WHAT YOU CAN BUILD ON YOUR LOT/PARCEL/ PROPERTY





WE ARE NOT BUILDING ENOUGH HOUSING.



HOUSING CRISIS

CA has a shortage of 900,000 affordable units. According to Freddie Mac, the U.S. is short 3.8 million housing units.



BARRIER TO ENTRY

Highly localized outdated zoning laws that are politicized create a myriad of rules that is difficult to understand and time-consuming.



DISRUPTION

The global supply chain crisis and labor shortage have increased costs to build, creating a bottleneck in an already exacerbated market.

WE ARE LAND USE EXPERTS

Our customized GIS map will automate the prospecting and underwriting powered by AI to help find the developer's next project.


Selected Lots
2
2 unique parcels
Lot Details
Bonus Requirements
Additional Details
Parcel Details
Max Buildable Footprint
9,505 sf
Max Buildable Envelope
28,516 sf
Max Dwelling Units
24
By-Right: 16

- Search Features by zone, unit count, lot size, etc.
- Recommended build type, rent, and sales comps.
- Los Angeles SB-9 qualified properties, buildable sq ft and architectural massing.
- Urban In-fill multifamily and new housing bills that help find arbitrage.

MARKET OPPORTUNITIES

64,000

Housing Developers in the U.S.



2,000,000

Realtors in the U.S.



410,000

SB -9 Market Feasible Homes in California



SENATE BILL 9

ALLOWS YOU TO BUILD UP TO 4 UNITS ON





A SINGLE FAMILY LOT



PAID PLANS

Novice

0 Credits
Per Month

$100 Per Additional Lot

$0 /month

Specialist

4 Credits
Per Month

$100 Per Additional Lot

$100 /month

Pro

10 Credits
Per Month

$100 Per Additional Lot

$250 /month

TEAM



ALEX IRVINE, CEO

Founder of Irvine & Associates, Inc. with over 16 years of experience as a land use consultant in the City of Los Angeles, has entitled several commercial and residential projects throughout the city.



JOHN JUNG, CMO

Founder of Trupath Real Estate and Lending, creating efficiencies by leveraging technology in an antiquated industry. Has over 13 years of experience and closed $257 million in loan volume.

OUR ADVISORS


BRIAN DONAHUE
CFO of Ember Technologies
FILIP NICULETE
First Vice President at Marcus Millichap
JOHN WEST
Managing Director at Syneos Health
DANIEL TABAN
Developer at JADE Enterprises
IAN SANDOVAL
Full Stack Developer
JEFF TSO
Product Manager at Fortress Information Systems


COMPANY TIMELINE
NOV 2018
BRICK WORK LAUNCH
Access to feasibility reports and featured properties
JAN 2022
SB-9 PROGRAM
Reports and Homeowner Partnership
MAR 2022
PARTIAL CAPITAL RAISE
$143k raised
APR 2023
CAPITAL RAISE COMPLETED
$866k Goal
MAY 2023
MAP LAUNCH SB9+ARBITRAGE
Automates and prospects for dev opportunities.
JAN 2024
CA EXPANSION SAN DIEGO, SAN JOSE, ETC.
Maps launched in large metro cities in CA.

*Forward looking projections can't be guaranteed.